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                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            Report of Foreign Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                          For the month of March, 2003

                        Commission File Number: 001-14270

                              NORTEL INVERSORA S.A.
                 (Translation of registrant's name into English)

                            Alicia Moreau de Justo 50
                                     Piso 11
                              C1107AAB-Buenos Aires
                                    Argentina
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                    Form 20-F   X                 Form 40-F
                              -----                          -----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                        Yes                         No          X
                              -----                          -----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                        Yes                          No         X
                              -----                          -----

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                        Yes                          No         X
                              -----                          -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A
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                              NORTEL INVERSORA S.A.

                                TABLE OF CONTENTS

                                                                   Sequential
Item                                                               Page Number
----                                                               -----------
 1. Free Translation of the Minutes No. 139 of the Meeting held on March 20, 2003

 2.  Agenda of the Annual Ordinary and Extraordinary, and Special
     Meeting of Class A and B Preferred Shares to be held on April 30, 2003.

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Free Translation
----------------

Minutes No. 139:  In the city of Buenos Aires, at 5:00 p.m. on March 20, 2003,
----------------
a meeting of the board of directors of NORTEL INVERSORA S.A., was convened and held, in the presence of the Directors and the members of the Supervisory Committee listed below.

Mr. Christian Chauvin presides over the meeting, and after noting the existence of a quorum, declares open the session and offers for consideration the following point:

3. The calling of the Annual, Extraordinary and Special Meeting of Class A and B
--------------------------------------------------------------------------------
Preferred Shareholders
----------------------

      The Chairman calls the meeting to order, stating that in accordance with the Decree 677/01, the Company must choose the system authorized by Article 24 of the aforementioned Decree. The Chairman points out that having evaluated the current capital markets situation in Argentina, it is advisable to include in the by-laws of the Company the statutory clause which authorizes the Company to remain excluded from the "Optional Statutory Regime of Mandatory Tender Offers". Additionally, in accordance with Article 234, Clause 1 of the law 19.550, and the reasons stated above, the Chairman notes that the Board of Directors must call an Annual, Extraordinary and Special Meeting of Class A and B Preferred Shareholders, jointly, and must establish the agenda points that they would like to discuss. Mr. Ricardo Munoz de Toro takes the floor and points out that the non- inclusion of the Company in the "Optional Statutory Regime of Mandatory Tender Offers" could prejudice minority shareholders.

After a brief exchange of opinions, the Board of Directors unanimously resolved the following:

      A) To call an Annual, Extraordinary and Special Meeting of Class A and B Preferred Shareholders in joint manner in the first convocation, for April 30, 2003, at 2:30 p.m. at Av. Alicia Moreau de Justo 50, Bottom Floor, Buenos Aires, to consider the following:

                                     AGENDA

1) Appointment of two shareholders to sign the minutes.

2) Amendment of articles 1 and 15 of the By-laws in order to exclude the Company from the "Optional Bylaws System of Mandatory Public Offering" and to incorporate the possibility of holding directors meetings via videoconference. Proposed text of the By-laws.

                                       1

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3) Indemnification in favor of any present or former member of the Board of
Directors or the Supervisory Committee and of any other employee or executive of the Company.

4) Consideration of the granting to the Board of Directors of broad authority to change the ratio of the ADR's representing the Class B Preferred shares of the Company.

5) Consideration of the documentation foreseen in Article 234, clause 1 of the law 19.550 and the rules and regulations of the Argentine National Securities Commission and of the accounting documentation in English required by the rules and regulations of the Argentine National Securities Commission and the Securities and Exchange Commission of the United States, corresponding to the fiscal year ended December 31, 2002.

6) Consideration of the administration of the Board of Directors and the Supervisory Committee for the fiscal year ended December 31, 2002.

7) Compensation for the Board of Directors, Supervisory Committee and the Certified Accountant for the fiscal year ended December 31, 2002.

8) Consideration of the results of the fiscal period and the proposal of the Board of Directors to transfer the totality of the negative results not assigned as of December 31, 2002 to the new fiscal period.

9) The election of the members of the Supervisory Committee.

10) Designation of the Certified Accountants of the Company for the fiscal period ending on December 31, 2003 and the determination of their compensation.

11) Determination of the number of directors and alternate directors.

12) Election of the directors and alternate directors for Ordinary Class A and B Shares.

13) Election of one director and one alternate director for Preferred Class A and B Shares, jointly.

                  In order to attend the meetings, the Ordinary shareholders of Class A and B and the Preferred Shareholders of Class A shares (whose registry the Company holds) must return their notice of attendance and the shareholders of Preferred Class B Shares must deposit the corresponding certificates issued by the Caja de Valores, in both cases no less than three working days prior to the Meeting, at Av. Alicia Moreau de Justo 50, 11th Floor, in the City of Buenos Aires, between the hours of 2:00 p.m. and 6:00 p.m This term expires April 24th,

                                       2

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2003, at 6:00 p.m Points 1,5,6,7,8,9,10,11, and 12 will be discussed in the
Annual Ordinary Shareholders Meeting. Points 2,3 and 4 will be discussed in the Extraordinary Shareholders Meeting and point 13 will be discussed in the Special Meeting of Preferred Shareholders of Class A and B, jointly. The address of the meetings is not the legal address of the Company.

        B) To publish the notice calling the Annual Ordinary, Extraordinary and Special Meetings of Preferred Class A and B Shares in the official Gazzette ("Boletin Oficial") and in the newspaper, "La Nacion".

        C) To notify the Argentine National Securities Commission and the Buenos Aires Stock Exchange of the Meetings, presenting the documentation corresponding to the form and deadlines stipulated by such regulatory bodies.

There being no further matters to discuss, the meeting is adjourned at 6:00 p.m

Attendees:
---------

Directors:                    Christian P. Chauvin
                              Alberto Messano
                              Franco Livini

                              Ricardo Munoz de Toro (in the absence of the director Marcelo Villegas)

Supervisory Committee:        Maria Rosa Villegas Arevalo
                              Nestor J. Belgrano
                              Enrique Garrido

Manager:                      Maria Elvira Cosentino

                                       3

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Shareholders are called for an Annual Ordinary and Extraordinary Meeting, and
Special Meeting of Class A and B Preferred Shares, jointly, in the first convocation to be held April 30th, 2003, at 2:30 p.m. at Av. Alicia Moreau de Justo 50, bottom Floor, in the City of Buenos Aires, to consider the follow:

                                     AGENDA

1) Appointment of two shareholders to sign the minutes.

2) Amendment of articles 1 and 15 of the By-laws in order to exclude the Company from the "Optional Bylaws System of Mandatory Public Offering." and to incorporate the possibility of holding directors meetings via videoconference. Proposed text of the By-laws.

3) Indemnification in favor of any present or former member of the Board of Directors or the Supervisory Committee and of any other employee or executive of the Company.

4) Consideration of the granting to the Board of Directors of broad authority to change the ratio of the ADR's representing the Class B Preferred shares of the Company.

5) Consideration of the documentation foreseen in Article 234, clause 1 of the law 19.550 and the rules and regulations of the Argentine National Securities Commission and of the accounting documentation in English required by the rules and regulations of the Argentine National Securities Commission and the Securities and Exchange Commission of the United States, corresponding to the fiscal year ended December 31, 2002.

6) Consideration of the administration of the Board of Directors and the Supervisory Committee for the fiscal year ended December 31, 2002.

7) Compensation for the Board of Directors, Supervisory Committee and the Certified Accountant for the fiscal year ended December 31, 2002.

8) Consideration of the results of the fiscal period and the proposal of the Board of Directors to transfer the totality of the negative results not assigned as of December 31, 2002 to the new fiscal period.

9) The election of the members of the Supervisory Committee.

10) Designation of the Certified Accountants of the Company for the fiscal period ending on December 31, 2003 and the determination of their compensation.

11) Determination of the number of directors and alternate directors.

                                       1

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12) Election of the directors and alternate directors for Ordinary Class A and B
Shares.

13) Election of one director and one alternate director for Preferred Class A and B Shares, jointly.

                                                              Board of Directors

Note 1: Points 1,5,6,7,8,9,10,11, and 12 will be discussed in the Annual Ordinary Shareholders Meeting. Points 2,3 and 4 will be discussed in the Extraordinary Shareholders Meeting and point 13 will be discussed in the Special Meeting of Preferred Shareholders of Class A and B, jointly.

Note 2: In order to attend the meetings, the Ordinary shareholders of Class A and B and the Preferred Shareholders of Class A shares (whose registry the Company holds) must return their notice of attendance and the shareholders of Preferred Class B Shares must deposit the corresponding certificates issued by the Caja de Valores, in both cases no less than three working days prior to the Meeting, at Av. Alicia Moreau de Justo 50, 11th Floor, in the City of Buenos Aires, between the hours of 2:00 p.m. and 6:00 p.m This term expires April 24th, 2003, at 6:00 p.m The address of the meetings is not the legal address of the Company.

DRAFT REFORM OF ARTICLES 1 AND 15 OF THE BYLAWS
-----------------------------------------------

Article 1: A corporation is formed under the name of "Nortel Inversora S.A.,"
---------
with its legal domicile within the jurisdiction of the city of Buenos Aires. It is a "Corporation Not Adhering to the Optional Bylaws System of Mandatory Public Offering."

Article 15: The corporation's direction and administration shall be entrusted to
----------
a Board of Directors whose number of members shall be set by the shareholders meeting, with a minimum of four regular members and a maximum of eight, and an equal number of alternates. The Regular and Alternate Directors shall be elected by the shareholders meeting based on class. The special meetings of each class of shareholders may meet jointly and simultaneously. Holders of Class A and B shares shall have the right to elect an equal number of regular directors and alternate directors each. The alternates shall cover the absences of the regular directors within the share class by which they were appointed in the manner to be determined by the shareholders meeting. If the corporation has issued preferred shares and if these shares have voting rights on all corporate matters, either under their issue conditions or applicable legislation, the preferred shares with voting rights, as a whole, shall be considered as one more class for the purposes of electing the Board of Directors. In this event, the holders of preferred shares shall elect one regular director and one alternate director and the number of regular directors and the number of alternate directors shall each be increased by one. In

2

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the event that none of the holders of a class of shares attends a shareholders meeting convened to elect directors, the directors who were designated by the category of shares in question and whose terms have ended shall remain in their positions until the shareholders in that share category elect their replacements at a special meeting convened for that effect. In the event that there is more than one holder within a class of shares, the election of the directors to which that share group has a right shall take place in a special meeting at which all the shareholders in that group who are present and have voting rights shall have the right to speak and vote. If there is a tie, there shall be a new voting until one candidate obtains an absolute majority. If no one does, the directors whose terms have ended shall remain in their positions until the new appointment is made. This special meeting shall be governed, in matters of quorum and majority, by Law 19550, Article 250. The terms of the directors shall be one business year and directors shall be eligible for reelection. In their first meeting, the directors must designate a chairperson and vice-chairperson from among the members designated by the Class A and Class B shareholders, in a rotating manner for each business year, such that when the chairperson is a member designated by the Class A shareholders, the vice-chairperson shall be a member designated by the Class B shareholders, and vice-versa for the subsequent business year. The Board of Directors shall hold its meetings once every 3 months and whenever the board so decides. Board meetings must be convened a minimum of 20 calendar days in advance when the purpose is to address regular matters and a minimum of 5 calendar days in advance for urgent matters. For this purpose, the chairperson, or the vice-chairperson when appropriate, must deliver the meeting notice to the members of the Board of Directors at their special domicile, by registered letter with confirmation of receipt, or by any other reliable method, including by telex or fax. The notice of the meeting must state the date, time and location of the meeting and the agenda to be discussed. The board meetings may be held within the jurisdiction of the legal domicile and abroad. The Board of Directors shall function with the presence of an absolute majority of its members and shall adopt resolutions by a majority vote of those present. The Board of Directors may also hold its meetings through a videophone conference of its members and the directors present and those taking part from a distance shall be counted for quorum purposes. The minutes of these meetings shall be drawn up and signed within five (5) days following the meeting by the directors and trustees present. The members of the Board of Trustees must expressly place on record, in the minutes, the names of the directors who have taken part from a distance and the validity of the decisions adopted during the meeting. The minutes shall record the statements of the directors present and of those taking part from a distance and their votes with regard to each resolution adopted. In the event there is an even number of designated directors and there is a tie vote, the chairperson shall cast the deciding vote. The shareholders meetings shall set the fees of the Board of Directors.

                                       3

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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                     Nortel Inversora S.A.

Date:  March 28, 2003                By: /s/ Maria Elvira Cosentino
                                         ---------------------------------------
                                         Name:  Maria Elvira Cosentino
                                         Title: General Manager and Sole Officer